314.444.7600 (direct) 314.241.6056 (fax) www.lewisrice.com	Attorneys at Law	600 Washington Avenue Suite 2500 St. Louis, Missouri 63101

August 8, 2019

Via EDGAR and Overnight Delivery

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	BellRing Brands, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 7, 2019
CIK No. 0001772016

Dear Ms. Barberena-Meissner:

This letter is hereby submitted on behalf of BellRing Brands, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the above-referenced confidential submission (the “amended draft registration statement”) contained in the Staff’s letter addressed to Darcy Horn Davenport, President and Chief Executive Officer of the Company, dated June 17, 2019.

The Company is concurrently submitting, on a confidential basis via EDGAR, this letter and amendment no. 2 to the draft registration statement (the “second amended draft registration statement”), which contains changes made in response to the Staff’s comments, as well as certain updated information. Courtesy copies of this letter and the second amended draft registration statement, marked to show the changes to the amended draft registration statement, are being sent to the Staff via overnight delivery.

For your convenience, each of the Staff’s comments is restated below in bold, with the Company’s response immediately following. Except for page references appearing in the headings and Staff comments below (which are references to the amended draft registration statement), all page references herein correspond to the page of the second amended draft registration statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Unaudited Pro Forma Condensed Consolidated Financial Information, page 65

1.

We note your response to prior comment 5 indicates that your obligations under the tax receivable agreement are expected to arise from future transactions but not the formation transactions. Please clarify whether such future transactions include exchanges by Post of its BellRing Brands, LLC Units and Class B common shares for Class A common shares; and quantify the amount you would need to pay if Post elected to exchange all of its LLC units and Class B shares contemporaneously with the IPO; also, the amount you would pay if you were required or elected to terminate the agreement early. Please include comparable disclosures within the notes to your financial statements in future periodic reports.

Established 1909

U.S. Securities and Exchange Commission

August 8, 2019

Response: The Company has revised its disclosure under “Unaudited Pro Forma Condensed Consolidated Financial Information,” in addition to other revisions due to changes in its proposed capital structure and in the organizational and transaction documents, to quantify, based upon the assumptions noted therein, the amount the Company would need to pay under the proposed tax receivable agreement among the Company, Post Holdings, Inc. (“Post”) and BellRing Brands, LLC (the “LLC”) if Post elected under the LLC’s amended and restated limited liability company agreement to redeem all of its non-voting membership units in the LLC or if the tax receivable agreement were to be terminated early. Please refer to pages 68 and 69 of the second amended draft registration statement. In future periodic reports, the Company will include disclosures comparable to those included in the second amended draft registration statement within the notes to its financial statements.

Financial Statements, page F-1

2.	You will need to update the historical and pro forma financial statements prior to the effective date of your registration statement to comply with Rule 3-12 and Article 11 of Regulation S-X.

Response: The Company acknowledges and agrees with the Staff’s comment and will update the historical and pro forma financial statements prior to the effective date of its registration statement on Form S-1 (the “Registration Statement”) to comply with Rule 3-12 and Article 11 of Regulation S-X. Although the second amended draft registration statement contains financial information as of and for the Company’s second fiscal quarter ended March 31, 2019, the Company continues to anticipate that the Registration Statement at the time of effectiveness will contain financial information as of and for the Company’s third fiscal quarter ending June 30, 2019.

Exhibits

3.

We note your response to our prior comment 8. It appears based on your disclosure in the filing that BellRing Brands, LLC, the Company’s subsidiary, will enter into the Post bridge loan agreement as a guarantor prior to the completion of the offering. As such, please file a copy of the Post bridge loan agreement as an exhibit.

Response: The Company will file the bridge loan agreement and the related guarantee and collateral agreement (collectively, the “Bridge Documents”) as exhibits to its Registration Statement. Because the Bridge Documents will not be entered into as of the time the Company expects to make its initial filing of the Registration Statement, the Company anticipates that the Bridge Documents will be included as exhibits to an amendment to the Registration Statement filed after the date of execution of the Bridge Documents.

U.S. Securities and Exchange Commission

August 8, 2019

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If you have any questions or comments with respect to the foregoing or to the second amended draft registration statement, please contact the undersigned at 314-444-7671.

Sincerely,

Tom W. Zook

cc:	Diedre J. Gray

Darcy Horn Davenport